Exhibit 99.20

CRH Medical Announces Voting Results of Shareholders Meeting

VANCOUVER, June 20, 2014 - CRH Medical Corporation (the “Company”) (TSX: CRH) (OTCQX: CRMMF), announces the following voting results for the Company’s 2014 Annual Meeting of Shareholders (the “Meeting”). At the Meeting, the nominees listed in the Company’s management proxy circular were re-elected as directors, KPMG LLP was appointed as auditor of the Company for the coming year and certain other resolutions were passed as discussed below.

In addition, the Company announces that Mr. Matt Pauls was elected to the board. The total number of directors remains at 7 as Dr. Iain Cleator did not stand for re-election at the Meeting. Mr. Edward Wright, CEO of the Company commented “I would personally like to thank Iain for his tremendous efforts over the years. His input has been of great value to the Company. I would also like to welcome Mr. Pauls to the board. We welcome his input as a shareholder and director of the Company.”

A total of 28,443,009 common shares of the 48,794,914 shares outstanding were voted at the Meeting, representing approximately 58.29% of the issued and outstanding common shares of the Company. The Company received proxies from shareholders as follows:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Dr. Anthony Holler	21,342,685	99.04	207,951	0.96
Dr. Bergein Overholt	21,342,685	99.04	207,951	0.96
Dr. David Johnson	21,342,685	99.04	207,951	0.96
Matt Pauls	21,428,785	99.43	121,851	0.57
Todd Patrick	21,342,685	99.04	207,951	0.96
Ian Webb	20,859,685	96.79	690,951	3.21
Edward Wright	20,631,855	95.74	918,781	4.26

In addition, KPMG LLP was appointed auditor of the Company for the upcoming year, by a show of hands.

Further, by a special resolution passed by a show of hands, the Company’s shareholders approved amendments to the Company’s Articles and by ordinary resolutions, also passed by a show of hands, the shareholders also approved amendments to the Company’s Stock Option Plan and the adoption of a Share Unit Plan.

About CRH Medical Corporation:

CRH Medical Corporation is North American company focused on providing physicians with innovative products for the treatment of gastrointestinal diseases. The Company’s lead product, the CRH O’Regan System, is a single use, disposable, hemorrhoid treatment that is safe and highly effective in treating hemorrhoid grades I - IV. The O’Regan System is rapidly emerging as the standard of care with gastroenterologists who treat hemorrhoids. In addition to the product, CRH Medical delivers clinical, marketing and operational support directly to its partner physicians. CRH utilizes its web-based platform to connect doctors with patients as well as educating its ever increasing install base of physicians.

SOURCE: CRH Medical Corporation

For Further information:

About CRH Medical Corporation, please contact:

Edward Wright, Chief Executive Officer

CRH Medical corporation

604.633.1440 x1008

ewright@crhmedcorp.com

or

Adam Peeler, Media and Investor Relations

TMX Equicom

416.815.0700 x 225

apeeler@equicomgroup.com